[ LETTERHEAD OF BLANK ROME LLP ]

Phone:	(202) 772-5959

Fax:	(202) 832-5960

Email:	Joseph@BlankRome.com

December 15, 2008
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Impax Laboratories, Inc. Amendment No. 2 to Registration Statement on Form 10-12G Filed December 2, 2008 File No. 0-27354
Dear Mr. Riedler:
     On behalf of Impax Laboratories, Inc., we submit the Company’s responses to the comments raised in your December 10 letter to the Company. In order to facilitate your review, each of the staff’s comments to which a response is required is followed by the Company’s response below. We have also provided, on a supplemental basis, a blackline document that compares Amendment No. 2 to the Registration Statement on Form 10 filed with the SEC on December 2, 2008, with Amendment No. 4 being filed herewith. The references to page numbers below are to the blackline document.
Form 10-12G/A-2
Recent Developments, page 1
3.	We note your response to comment 7 from our letter of November 7, 2008 regarding the FDA’s statements indicating that it “has agreed to look into doing a study” of the performance of the Company’s generic Wellbutrin XL in the 300mg strength. Please revise your document to disclose that the FDA has agreed to consider doing a study that

Jeffrey P. Riedler
December 15, 2008

would test the drug in patients that have reported problems with the product. You may also include any statements you have obtained from the FDA relating to its support of the conclusions relating to the safety and efficacy of the product. Additionally, please disclose the percentage of your revenues attributable to sales of this product.
Response:
     In response to this comment, the Company has added the following disclosure on page 2:
     We have received approximately 265 consumer complaints regarding the performance of our generic version of Wellbutrin XL® in the 300 mg strength, which has represented a significant source of our revenue since Teva began distributing it in December 2006. We understand that the complaints emanate principally from a scientific debate whether there is a therapeutic difference between our product and the branded product. In April 2008, the FDA published a report entitled “Review of Therapeutic Equivalence Generic Bupropion XL 300 mg and Wellbutrin XL 300 mg,” in which it concluded, “...The FDA considers the generic form of bupropion XL 300 mg ... bioequivalent and therapeutically equivalent to (interchangeable with) Wellbutrin XL 300 mg....” The full report is available at http://www.fda.gov/cder/drug/infopage/bupropion/TE_review.htm. In September 2008, an FDA spokeswoman stated that the agency would look into conducting a further study to test the product in patients that have reported problems with it.
     While the comment requests the Company to disclose the percentage of its revenues attributable to sales of this product, the Company views this as competitively sensitive information. The Company believes that its statement that the product has represented a significant source of its revenue is sufficient disclosure, particularly in light of the facts that (i) the number of complaints received is insignificant in light of the volume of the product sold, (ii) the FDA has stated that “[t]here is no information available yet on what type of study may be done” and not indicated that it will in fact conduct such study, and (iii) the Company believes it unlikely that any such study, should it occur, will have a significant impact on the revenue it derives from this product.

Jeffrey P. Riedler
December 15, 2008

Item 1. Business, page 3
Sales and Marketing, page 9
4.	We note your response to comment 18. Please revise your registration statement to disclose the percentage of your revenue attributable to each identified customer. Without this information, investors are not able to determine the relative impact each customer has on your business. The relative importance of each of these customers is material to investors. Similarly, revise your discussion in the risk factor titled “A substantial portion of our total revenues is derived from sales to a limited number of customers.”

Response:
     In response to this comment, the Company has revised the disclosure related to its five major customers on pages 8 and 24 to state the following:
Our five major customers, DAVA, McKesson, Teva, Cardinal Health and Amerisource-Bergen, accounted for 70% and 80% of revenue for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively. These five customers individually accounted for 18%, 17%, 14%, 11% and 10%, respectively, of our revenue for the nine months ended September 30, 2008 and 37%, 14%, 13%, 11% and 6%, respectively, of our revenue for the year ended December 31, 2007.
5.	We note your response to comment 19. We note that you have disclosed that you derived 16% of your revenue for the year ended December 31, 2007 from the Teva Agreement and 43% of your revenue for this period from the Dava agreement. However, your disclosure in response to comment 18 does not include a customer who contributed 16% or 43% of your revenue for the year ended December 31, 2007. Please explain the discrepancies between these statistics.

Response:
     In response to this comment, the Company has revised the Rx Partner and OTC Partner Alliance Agreements table on page 9 to state the following:

Jeffrey P. Riedler
December 15, 2008

		Year Ended December 31,
Revenue and % Total		($ in thousands)
Revenue	2007		2006		2005
Teva Agreement	$42,480	13%	$33,910	19%	$12,547	7%
Dava Agreement	118,634	37%	2,899	2%	83	—%
Sub-Total: Rx Partners	$161,114	50%	$36,809	21%	$12,630	7%
OTC Partners	$11,866	4%	$13,782	8%	$10,451	6%
Raw Materials, page 13
6.	We note your response to comment 28 and note that the excipient is used in a number of significant products. Please clarify whether you have a supply agreement related to the supply of the excipient. If you have a supply agreement for the excipient, please either file the agreement or provide us with an analysis supporting your determination that you are not substantially dependent on the agreement.

Response:
     The Company has no supply agreement with the supplier of the excipient. In response to this comment, the Company has revised the disclosure on pages 12 and 25 to state the following:
     Those of our raw materials that are available from a limited number of suppliers are Bendroflumethiazide, Chloroquine, Colestipol, Digoxin, Flavoxate, Methyltestosterone, Nadolol, Orphenadrine, Terbutaline and Klucel, all of which are active pharmaceutical ingredients except Klucel, which is an excipient used in several product formulations. The manufacturers of two of these products, Formosa Laboratories, Ltd. and a division of Ashland, Inc., are sole-source suppliers. While none of the active ingredients is individually significant to our business, the excipient, while not covered by a supply agreement, is utilized in a number of significant products, it is manufactured for a number of industrial applications and supplies have been readily available. Only one of the active ingredients is covered by a long-term supply agreement and, while we have

Jeffrey P. Riedler
December 15, 2008

experienced occasional interruptions in supplies, none has had a material effect on our operations.
Risk Factors, page 17
We face intense competition ..., page 23
7.	We note your response to comment 36 regarding market exclusivity in connection with Paragraph IV certification and we reissue the comment. If the Company is aware of parties who have been granted market exclusivity rights by the FDA with respect to pharmaceuticals that would compete with the Company’s products, please disclose this information. While the Company’s business strategy may not be dependent upon obtaining such market exclusivity, you have acknowledged that a competitor’s obtaining this exclusivity could significantly disadvantage the Company’s marketing efforts.

Response:
     In response to this comment, the Company revised the language of the second paragraph of the risk factor on page 21 to state the following:
     The FDA approval process often results in the FDA granting final approval to a number of ANDAs for a given product at the time a patent claim for a corresponding brand product or other market exclusivity expires. This often forces us to face immediate competition when we introduce a generic product into the market. As competition from other manufacturers intensifies, selling prices and gross profit margins often decline, which has been our experience with our existing products. Moreover, with respect to products for which we file a Paragraph IV certification, if we are not the first ANDA filer challenging a listed patent for a product, we are at a significant disadvantage to the competitor that first filed an ANDA for that product containing such a challenge, which is awarded 180 days of market exclusivity for the product. With respect to our 12 products pending FDA approval for which we have filed Paragraph IV certifications, we believe we are the first ANDA filer for only two of the products and share first-filer status with other filers for two additional products. Accordingly, the level of market share, revenue and gross profit attributable to a particular generic product that we develop is generally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation

Jeffrey P. Riedler
December 15, 2008

to competing approvals and launches. Although there is no assurance, we strive to develop and introduce new products in a timely and cost-effective manner to be competitive in our industry. See “Item 1. Business — Regulation.” Additionally, ANDA approvals often continue to be granted for a given product subsequent to the initial launch of the generic product. These circumstances generally result in significantly lower prices and reduced margins for generic products compared to brand products. New generic market entrants generally cause continued price and margin erosion over the generic product life cycle.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
Critical Accounting Estimates, page 40
Revenue Recognition, page 40
8.	Please refer to your response to comment 57. We recognize the additional disclosure you have added for estimates associated with revenue dilution items such as product returns, chargebacks, customer rebates and other discounts and allowances. However, this comment requests that you add disclosure on the uncertainties involved in applying estimates and assumptions relating to your application of EITF 00-21 and use of the “modified proportional performance method” to your revenue and cost of revenue from collaborators. Specifically address:
(a)	Include a discussion that explains the judgments and uncertainties surrounding the estimates and the potential impact on your financial statements such as potential material adverse effects for all critical estimates discussed.

(b)	Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future. In this respect, we note you had a change in amortization period relating to the DAVA agreement. Discuss this change and any other changes in estimates and their effect on revenue and cost of revenue.

(c)	Quantify and disclose the reasonably possible effects that a change in estimate as of the latest balance sheet date could have on your financial position and

Jeffrey P. Riedler
December 15, 2008

operations. Otherwise, please advise us that historical changes have not been material and that any reasonably likely changes are not expected to be material.
Response:
     In response to this comment, the Company has added the following discussion to the “Critical Accounting Estimates” section at pages 40 and 41 following the discussion of Shelf Stock Adjustments:
     Estimated Lives of Alliance Agreements. The revenue we receive under our alliance agreements is not subject to adjustment for estimated discounts, rebates, chargebacks, returns and similar adjustments, as such adjustments have already been reflected in the amounts we receive from our alliance partners. However, because we recognize the revenue we receive under our alliance agreements over the estimated life of the related agreement or our expected performance utilizing a modified proportional performance method, we are required to estimate the recognition period under each such agreement in order to determine the amount of revenue to be recognized in the current period. Sometimes this estimate is based solely on the fixed term of the particular alliance agreement. In other cases the estimate may be based on more subjective factors as noted in the following paragraphs. While changes to the estimated recognition periods have been infrequent, such changes, should they occur, may have a significant impact on our financial statements.
     The term of the Teva Agreement, for example, is 10 years following the launch of the twelfth product subject to the agreement. Since product launch is dependent upon FDA approval of the product, we are required to estimate when that approval is likely to occur in order to estimate the life of the Teva Agreement. We currently estimate its life to be 18 years, based upon the June 2001 inception of the agreement and our estimate that the twelfth product will be approved by the FDA in 2009. If the timing of FDA approval for the last product is different from our estimate, the revenue recognition and product manufacturing amortization period will change on a prospective basis at the time such event occurs. While no such change in the estimated life of the Teva Agreement has occurred to date, if we were to conclude that significantly more time will be required to obtain such approval, then we would increase our estimate

Jeffrey P. Riedler
December 15, 2008

of the recognition period under the agreement, resulting in a lesser amount of revenue and related costs in current and future periods.
     We have changed our estimate of the life of the DAVA Agreement, resulting in the recognition of a substantially greater portion of the revenue thereunder in 2007 and 2008 than we would have recognized under our original estimate. When we entered into the DAVA Agreement in November 2005, we estimated its life at 10 years, which was the fixed term of the agreement, and began recognizing revenue thereunder over 10 years. In March 2007, however, in connection with the settlement of a patent infringement lawsuit against us we agreed to stop manufacturing and selling the product covered by the DAVA Agreement in January 2008. While the settlement permits us to resume manufacture and sale of the product in 2013 or earlier under certain circumstances and the DAVA Agreement will remain effective through November 2015, we concluded that if any of the contingent events occur to permit us to resume sales of the product, the same events will result in such a highly competitive generic marketplace to make it unlikely we will find it economically favorable to devote manufacturing resources to the resumption of sales of our product. As a result, we concluded the economic life of the DAVA Agreement, and therefore our expected period of performance, ended in January 2008. Accordingly, on the March 30, 2007 effective date of the patent litigation settlement, we adjusted the period of revenue recognition and product manufacturing costs amortization under the DAVA Agreement from 10 years to 27 months (i.e. November 2005 through January 2008). As the terms of the patent litigation settlement did not exist and could not have been known when the life of the DAVA Agreement was originally estimated, the change in the recognition period has been applied prospectively as an adjustment in the period of change. The change in the revenue recognition period for the DAVA Agreement had the effect of increasing revenue recognized under the DAVA Agreement by $21.2 million and $ 93.9 million for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively.

Jeffrey P. Riedler
December 15, 2008

Rebates, Returns, Chargebacks, Shelf-Stock Adjustments, Medicaid, page 40
9.	Please refer to your response to comment 58. You state that your systems are unable to provide a breakout of provisions and credits issued between the “current” and “prior” periods. Please provide the following supplemental disclosure related to each of these revenue dilution items:
(a)	Clarify and disclose that the current period provision does not include any material amounts related to prior period sales. Please note that materiality should be based on net income for each year presented.

(b)	Clarify and disclose that your current information systems do not allow you to separate current period amounts from prior period amounts, and how you are able to make the assertions in a) based on that fact.
Response:

In response to this comment, the Company has revised the second paragraph of the “Critical Accounting Estimates” section at page 36 to read as follows:
     Although we believe that our estimates and assumptions are reasonable when made, they are based upon information available to us at the time they are made. We periodically review the factors that influence our estimates and, if necessary, adjust them. Although historically our estimates have generally been reasonably accurate, due to the risks and uncertainties involved in our business and evolving market conditions, and given the subjective element of the estimates made, actual results may differ from estimated results. This possibility may be greater than normal during times of pronounced market volatility or turmoil.
     Consistent with industry practice, we record estimated deductions for chargebacks, rebates, returns, shelf-stock, and other pricing adjustments in the same period when revenue is recognized. The objective of recording provisions for such deductions at the time of sale is to provide a reasonable estimate of the aggregate amount we expect to credit our customers. Since arrangements giving rise to the various sales credits are typically time-driven (i.e. particular promotions entitling customers who make purchases of our products during a specific period of time, to certain levels of rebates or chargebacks), these deductions represent important reductions of the amounts those customers would otherwise owe us for their purchases of those products. Customers typically process their claims for deductions promptly, usually within the established payment terms. We monitor actual credit memos issued to our customers and compare such actual amounts to the estimated provisions, in the aggregate, for each deduction category to assess the reasonableness of the various reserves at each quarterly balance sheet date. Differences between our estimated provisions and actual credits issued have not been significant, and are accounted for in the current period as a change in estimate in accordance with GAAP. We do not have the ability to specifically link any particular sales credit to an exact sales transaction and since there have been no material differences, we believe our systems and procedures are adequate for managing our business. An event such as the failure to report a particular promotion could result in a significant difference between the amount accrued and the amount claimed by the customer, and, while there have been none to date, we would evaluate the particular events and factors giving rise to any such significant difference in determining the appropriate accounting.

Jeffrey P. Riedler
December 15, 2008

Presentation of Non-GAAP Financial Data, page 44
10.	Please refer to your response to comment 59. Your disclosure does not appear to fully address the disclosure necessary to justify inclusion of this Non-GAAP Performance Measure. Please expand your disclosure to provide a more compelling argument as to why this is appropriate, or delete the non-GAAP financial measure from your filing.

Response:

In response to this comment, the Company has revised its presentation of non-GAAP financial data on pages 42 and 43 to state the following:
     We defer and recognize a substantial portion of our revenues and the associated product manufacturing costs over the estimated remaining lives of our alliance agreements in accordance with GAAP. However, we believe a meaningful analysis of our operating performance is enhanced by the use of supplemental non-GAAP data to take into account what our financial results would have been if we had not deferred such revenues and product manufacturing costs and had instead recognized them at the time of product shipments to alliance agreement partners and when our partners report the revenues to us.
     Our non-GAAP data are taken directly from data set forth in the consolidated statements of operations and Note 13 to our Consolidated Financial Statements and Note 9 to our Interim Consolidated Financial Statements included in this registration statement and are derived by (i) adding the deferred revenues to our revenues determined in accordance with GAAP and deducting the recognized portion of previously deferred revenues, (ii) adding the deferred product manufacturing costs to our cost of revenues determined in accordance with GAAP and (iii) subtracting the amortized portion of previously deferred product manufacturing costs.

Jeffrey P. Riedler
December 15, 2008

     Our management uses the non-GAAP data as one of the primary internal financial performance metrics in the day-to-day operations of our business to, among other things:
•	assess the internal operating performance of our company and project economic outcomes of strategic business planning by analyzing cash flows relating to specific product categories and tracking the profitability of our products;

•	allocate our financial and human resources to various internal projects by determining appropriate levels of capital investment and research and development spending in connection with our products;

•	manage our production plans by evaluating our production capacity based on the demand for our products;

•	assess appropriate levels of our sales and marketing initiatives by analyzing the effectiveness of our sales and marketing efforts, evaluating customer acceptance of our products and sales trends and monitoring our products’ penetration of the market; and

•	compare our current internal operating results with corresponding internal operating results in prior periods as well as the operating results of our competitors who do not defer revenues and product manufacturing costs.
     We believe the non-GAAP data represent important information for our investors because such measures add to the transparency of our results of operations and facilitate a meaningful analysis of our operating performance. In this regard, we believe the non-GAAP information enables our investors to, among other things:
•	assess the operating performance of our business without the effect of deferring our revenues and product manufacturing costs and instead recognizing them at the time of product shipments to alliance agreement partners and when our partners report the revenues to us;

Jeffrey P. Riedler
December 15, 2008

•	have access to the measures used by our management in evaluating our operating performance as well as in internal reporting and planning process; and

•	compare our results to the results of our competitors who do not defer revenues and product manufacturing costs.
     Even though we believe the non-GAAP data are useful for investors, such information involves certain limitations. Therefore, we strongly urge investors not to consider the non-GAAP data either in isolation or as a substitute for the GAAP data presented by us. Some of these limitations include the following:
•	the potential of sole reliance on the presented non-GAAP data could hinder comparability with other companies within our industry; and

•	limits on non-GAAP data’s ability to properly present our multiple obligations under our alliance agreements preventing us from immediately recognizing revenue under GAAP.
     Because of these limitations, our non-GAAP data should not be considered as an alternative to GAAP income from operations or net income. In addition, our non-GAAP financial data presentation is also not necessarily comparable to non-GAAP financial data presentations by other companies. We compensate for these limitations by relying on our GAAP financial statements and providing our non-GAAP data only supplementally in the following discussion of our results of operations, under the caption “Non-GAAP Financial Data.”

Jeffrey P. Riedler
December 15, 2008

     In addition, the Company has revised its presentation of non-GAAP financial data as follows:
•	On pages 45 and 46, the disclosure was revised to state the following:
     In the following table, we have presented a reconciliation of non-GAAP data to the most comparable GAAP data for the nine months ended September 30, 2008 and 2007. For a discussion of our non-GAAP data, see “- Presentation of Non-GAAP Financial Data” above.

	Nine Months Ended September 30, 2008				Nine Months Ended September 30, 2007
	(unaudited and amounts in thousands)				(unaudited and amounts in thousands)
			Recognition				Recognition
	GAAP		&	Non-GAAP	GAAP		&	Non-GAAP
	Reported	Deferral	Amortization	Adjusted	Reported	Deferral	Amortization	Adjusted
Revenues:
Global product sales, net	$70,791	$—	$—	$70,791	$64,667	$—	$—	$64,667
Rx Partner	72,099	82,249	(72,099)	82,249	123,208	151,610	(123,208)	151,610
Teva		47,779	(31,268)			56,454	(27,966)
Dava		34,470	(40,831)			95,156	(95,242)
OTC Partner	12,739	13,901	(12,739)	13,901	8,794	12,023	(8,794)	12,023
Promotion Partner	9,728	1,000	(62)	10,666	9,584	—	—	9,584
Other	19	—	—	19	33	—	—	33
Total Revenues	$165,376	$97,150	$(84,900)	$177,626	$206,286	$163,633	$(132,002)	$237,917
Cost of Revenue	$66,378	$39,165	$(29,212)	$76,331	$74,279	$55,519	$(37,168)	$92,630
Gross Profit:
Teva		22,681	(16,272)			24,401	(13,853)
Dava		34,163	(38,674)			81,898	(79,515)
OTC		141	(680)			1,815	(1,466)
Promotional		1,000	(62)			—	—
Gross Profit	$98,998	$57,985	$(55,688)	$101,295	$132,007	$108,114	$(94,834)	$145,287
Operating Expenses:
Research & Development	$43,653	$—	$—	$43,653	$26,454	$(32)	$—	$26,422
Patent Litigation	4,827	—	—	4,827	8,344	—	—	8,344
Selling, General, & Admin	36,669	(525)	—	36,144	27,896	(525)	—	27,371
Total Operating Expenses	$85,149	$(525)	$—	$84,624	$62,694	$(557)	$—	$62,137
Income (Loss) Operations	$13,849	$58,510	$(55,688)	$16,671	$69,313	$108,671	$(94,834)	$83,150

Jeffrey P. Riedler
December 15, 2008

•	On page 49, the disclosure was revised to state the following:
     In the following table, we have presented a reconciliation of non-GAAP data to the most comparable GAAP data for the years ended December 31, 2007 and 2006. For a discussion of our non-GAAP data, see “- Presentation of Non-GAAP Financial Data” above.

	For the Year Ended December 31, 2007				For the Year Ended December 31, 2006
	(unaudited and amounts in thousands)				(unaudited and amounts in thousands)
	GAAP		Recognition &	Non-GAAP	GAAP		Recognition &	Non-GAAP
	Reported	Deferral	Amortization	Adjusted	Reported	Deferral	Amortization	Adjusted
Revenues:
Global product sales, net	$87,978	$—	$—	$87,978	$78,201	$—	$—	$78,201
Rx Partner	161,114	186,951	(161,114)	186,951	36,809	113,220	(36,809)	113,220
Teva		86,740	(42,480)			91,192	(33,910)
Dava		100,211	(118,634)			22,028	(2,899)
OTC Partner	11,866	15,359	(11,866)	15,359	13,782	11,215	(13,782)	11,215
Promotion Partner	12,759	—	—	12,759	6,434	—	—	6,434
Other	36	—	—	36	20	—	—	20
Total Revenues	$273,753	$202,310	$(172,980)	$303,083	$135,246	$124,435	$(50,591)	$209,090
Cost of Revenue	$107,656	$77,695	$(56,263)	$129,088	$72,248	$54,109	$(26,427)	$99,930
Gross Profit:
Teva		40,494	(21,802)			55,662	(21,049)
Dava		81,776	(92,949)			15,127	(1,754)
OTC		2,345	(1,966)			(463)	(1,361)
Promotional		—	—			—	—
Gross Profit	$166,097	$124,615	$(116,717)	$173,995	$62,998	$70,326	$(24,164)	$109,160
Operating Expenses:
Research & Development	$39,992	$(32)	$—	$39,960	$29,635	$(161)	$—	$29,474
Patent Litigation	10,025	—	—	10,025	9,693	—	—	9,693
Litigation Settlement	—	—	—	—	2,556	—	—	2,556
Selling, General, & Admin	39,573	(700)	—	38,873	32,361	(700)	—	31,661
Total Operating Expenses	$89,590	$(732)	$—	$88,858	$74,245	$(861)	$—	$73,384
Income (Loss) Operations	$76,507	$125,347	$(116,717)	$85,137	$(11,247)	$71,187	$(24,164)	$35,776

Jeffrey P. Riedler
December 15, 2008

•	On page 52, the disclosure was revised to state the following:
     In the following table, we have presented a reconciliation of non-GAAP data to the most comparable GAAP data for the years ended December 31, 2006 and 2005. For a discussion of our non-GAAP data, see “- Presentation of Non-GAAP Financial Data” above.

	For the Year Ended December 31, 2006				For the Year Ended December 31, 2005
	(unaudited and amounts in thousands)				(unaudited and amounts in thousands)
	GAAP		Recognition &	Non-GAAP	GAAP		Recognition &	Non-GAAP
	Reported	Deferral	Amortization	Adjusted	Reported	Deferral	Amortization	Adjusted
Revenues:
Global product sales, net	$78,201	$—	$—	$78,201	$89,291	$—	$—	$89,291
Rx Partner	36,809	113,220	(36,809)	113,220	12,630	39,747	(12,630)	39,747
Teva		91,192	(33,910)			34,009	(12,547)
Dava		22,028	(2,899)			5,738	(83)
OTC Partner	13,782	11,215	(13,782)	11,215	10,451	8,039	(10,451)	8,039
Promotion Partner	6,434	—	—	6,434	—	—	—	—
Other	20	—	—	20	28	—	—	28
Total Revenues	$135,246	$124,435	$(50,591)	$209,090	$112,400	$47,786	$(23,081)	$137,105
Cost of Revenue	$72,248	$54,109	$(26,427)	$99,930	$58,435	$16,699	$(10,665)	$64,469
Gross Profit:
Teva		55,662	(21,049)			27,271	(9,232)
Dava		15,127	(1,754)			2,337	(26)
OTC		(463)	(1,361)			1,479	(3,158)
Promotional		—	—			—	—
Gross Profit	$62,998	$70,326	$(24,164)	$109,160	$53,965	$31,087	$(12,416)	$72,636
Operating Expenses:
Research & Development	$29,635	$(161)	$—	$29,474	$26,095	$—	$—	$26,095
Patent Litigation	9,693	—	—	9,693	7,734	—	—	7,734
Litigation Settlement	2,556	—	—	2,556	—	—	—	—
Selling, General, & Admin	32,361	(700)	—	31,661	25,759	(803)	—	24,956
Total Operating Expenses	$74,245	$(861)	$—	$73,384	$59,588	$(803)	$—	$58,785
Income (Loss) Operations	$(11,247)	$71,187	$(24,164)	$35,776	$(5,623)	$31,890	$(12,416)	$13,851
Results of Operations
Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007,

11.	To the extent that more than one factor contributed to an increase or decrease in a line item on the face of the financial statements, please quantify each significant factor and explain the reason for the change. For example, we note that several factors contributed to the increase in selling, general, and administrative expenses for the nine months ended September 30, 2008 compared to the prior period.

Response:
     In response to this comment, the Company revised the disclosure related to research and development expenses and selling, general and administrative expenses:

Jeffrey P. Riedler
December 15, 2008

•	On page 44, the disclosure was revised to state the following:

Research and Development Expenses
     Total research and development expenses for the nine months ended September 30, 2008 were $ 43.7 million, an increase of 65%. Generic project activity increased $ 11.2 million primarily due to increased spending on bioequivalence studies of $ 4.1 million, and additional research personnel of $ 2.8 million, related to seven new and 25 pending ANDA filings, higher non-litigation related patent activities and opinion related expenses of $ 1.2 million due to higher patent research and application activity. Expenses related to our brand product pipeline increased $ 6.0 million primarily related to higher spending on additional research personnel.
•	On page 45, the disclosure was revised to state the following:

Selling, General and Administrative Expenses
     Selling, general and administrative expenses for the nine months ended September 30, 2008 were $ 36.7 million, a 31% increase attributable to an increase in professional fees of $ 2.8 million related to the examination and review of our financial statements for the years 2004 through the current period of 2008, as well as the preparation of this registration statement, $ 2.3 million increase in salary and benefits-related expenses primarily driven by the addition of several executive level personnel, $ 1.4 million in severance expense related to the separation of a former employee, and $ 1.2 million in higher consulting expenses associated with strategic and operational management analyses.
Item 6. Executive Compensation, page 69
Compensation Discussion and Analysis, page 69
12.	We note your response to comment 67 regarding your discussion of corporate performance goals. On page 78 of the Form 10, you have disclosed that your goals in 2007 were comprised of a revenue-based goal and a profit-based goal, and that you used

Jeffrey P. Riedler
December 15, 2008

non-GAAP financial measures in defining these goals. Comment 67 asked you to provide more specific disclosure about these goals or, in the alternative, provide a discussion of the relative difficulty involved in attaining the target. In response, Impax has added disclosure on page 78 of the Form 10 stating that the corporate performance goals set by the compensation committee “are reasonably likely, but by no means certain, of being attained.” In addition, you have also stated in your response to comment 69 that the Company does not believe disclosure of quantified revenue or performance targets is material to an understanding of the individual performance goal discussion as a whole.
(a)	Please note that where a company employs performance targets as a material component of its executive compensation program, disclosure of specific targets is warranted unless the company believes that competitive harm would result from such disclosure, in which case it may omit disclosure of the specific targets as long as it complies with Instruction 4 to 402(b). In accordance with that instruction, please supplementally explain to us your basis for keeping the individual performance target information confidential. Please explain why, based upon your specific facts and circumstances, publicly releasing this information will cause Impax competitive harm.
Response:

Instruction 4 to Item 402(b) of Regulation S-K states that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee, or any other factors or criteria involving confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. Instruction 4 to Item 402(b) of Regulation S-K provides that, in determining whether disclosure would cause competitive harm, registrants should use the same standard that would apply when a registrant requests confidential treatment of confidential commercial or financial information pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended, and Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) promulgated thereunder (“Exemption 4”).

Exemption 4 protects from disclosure, among other things, “commercial or financial information obtained from a person and privileged or confidential.” 17 C.F.R. § 200.80(b)(4) (2008). This test was first articulated in National Parks & Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974), and has been consistently followed. See,

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December 15, 2008

e.g., CNA Financial Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987).
     Although there is no enumerated test to determine when information is commercial or financial in nature, in the context of Exemption 4, courts have consistently held that the terms “commercial” and “financial” should be given their ordinary meanings. See Pub. Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983). The following categories of information, among others, were deemed confidential commercial and/or financial information: revenues from royalties and percentage of sales received as royalties by a company in the healthcare industry. See, e.g., Pub. Citizen Health Research Group v. Nat’l Inst. of Health, 209 F.Supp.2d 37 (D.D.C. 2002).
     The Company’s corporate performance goals are comprised of the following: (i) an internal revenue target based on non-GAAP revenues adjusted for certain deferrals under Staff Accounting Bulletin No. 104 and (ii) an internal profit target based on the metric calculated by deducting the Company’s expenses determined in accordance with GAAP from the internal revenues described in (i) above (collectively, the “Targets”). The Targets are based on internal, proprietary metrics which represent non-GAAP performance measures calculated using a complex financial model. The Targets represent commercial and financial information that is crucial to the Company’s ability to compete in the pharmaceutical industry, and, accordingly, meet the first exemption criterion under the FOIA.
     Finally, commercial or financial information is “confidential” and may be withheld from public disclosure under Exemption 4 to the FOIA if it is not the type of information usually released to the public and is the type that, if released, is likely to cause substantial harm to the competitive position of the person from whom the information is obtained. See, e.g., Continental Stock Transfer & Trust Co., 556 F.2d at 375; National Parks & Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); Morton, 498 F.2d at 770; Braintree Elec. Light Dep’t v. Department of Energy, 494 F. Supp. 287 (D.D.C. 1980). It should be noted that actual competitive harm need not be demonstrated; only evidence of actual competition and the “likelihood of substantial competitive injury is all that need be shown.” Landfair v. United States Dep’t of Army, 645 F. Supp. 325, 328 (D.D.C. 1986) (citing Gulf & Western Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1980)).
     The pharmaceutical industry is a “highly competitive market where companies routinely attempt to discover a possible advantage over their competitors.” Pub. Citizen Health Research Group, 209 F. Supp. 2d at 47. The Company believes that the Targets

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December 15, 2008

constitute “confidential” information within the meaning of Exemption 4 because the disclosure of the Targets would cause substantial harm to the Company’s competitive position.
     The disclosure of the Targets would give the Company’s competitors substantially greater insight into what the Company views as a competitive advantage — information about its strategic business goals. The composition and workings of the target levels represent a valuable management tool for the Company, and the disclosure of this information would enable competitors to analyze how the Company structures its internal business goals and subsequently use this information to compete with the Company in production and sales. By disclosing its revenue based and profit based goals, the Company would lose its competitive advantage, which, in turn, would result in the loss of a market share. In addition, the Company does not have similar information about its competitors, some of which do not disclose such information in their Compensation Discussion and Analysis or are not pubic companies, which also places the Company at a significant competitive disadvantage and results in the competitive harm to the Company.
     It should also be noted that the Targets do not represent the type of information that is usually released to the public. During the period of time over which these Targets have been used as a performance measure, neither the Targets nor actual results have been publicly disclosed by the Company. When Congress enacted the commercial and financial exemption to the FOIA, its goal was to encourage cooperation by those persons who are not required to provide information to the government and to protect the rights of those persons who must do so. See Morton, 498 F.2d at 769. By disclosing the Targets, the Company’s rights would not be protected. Its financial and competitive health would be put in jeopardy by complying with the securities laws.
     In addition, the Company believes that the Targets are not material for the protection of investors and preserving the Targets as confidential information would have no adverse affect on an investor’s ability to make an informed decision about an investment in the securities of the Company. Amendment No. 4 to the Registration Statement on Form 10 filed by the Company with the SEC provides investors with sufficient information that is necessary to an understanding of the Company’s compensation policies and decisions regarding the compensation of its executive officers. For all the foregoing reasons, the Company satisfies the third requirement under Exemption 4 of the FOIA.

Jeffrey P. Riedler
December 15, 2008

     As discussed above, the disclosure of the Targets would cause substantial harm to the Company’s competitive position, and the Company believes that under Exemption 4 the Targets represent confidential information that should not be disclosed in its Compensation Discussion and Analysis.
(b)	In addition, your disclosure that the compensation committee established a revenue-based goal and a profit-based goal defined by non-GAAP financial measures is too vague, notwithstanding that the specific targets may be omitted under Instruction 4 to Item 402(b). Please revise your disclosure to more narrowly define your revenue and profit-based goals.
Further response:
          In further response to this comment, the Company has revised the disclosure related to its revenue and profit-based goals on page 77 to state the following:
For 2007, our corporate performance goals were comprised of the following: (i) an internal revenue target based on non-GAAP revenues adjusted for certain deferrals under Staff Accounting Bulletin No. 104 and (ii) an internal profit target based on the metric calculated by deducting our expenses determined in accordance with GAAP from the internal revenues described in (i) above. Because we defer a substantial portion of the revenue realized under our alliance agreements, we do not believe our results determined in accordance with GAAP provide as accurate a measure of our executives’ annual contribution to corporate performance as non-GAAP financial measures that reflect the flows of the products subject to these agreements to drug wholesalers and other ultimate customers as reported to us by our marketing partners.

Jeffrey P. Riedler
December 15, 2008

     If you or any other member of the staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact me at (202) 772-5959.

Very truly yours,

/s/ Michael Joseph
Michael Joseph
cc:	Daniel Greenspan Suzanne Hayes Mary Mast Jim Peklenk Arthur A. Koch, Jr., SVP & Chief Financial Officer Thomas Valvano, Grant Thornton LLP